  Exhibit 99.2

NXT ENERGY SOLUTIONS INC.

NOTICE OF ANNUAL VIRTUAL-ONLY MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual virtual-only meeting (the "Meeting") of holders ("Shareholders") of common shares (the "Common Shares") of NXT Energy Solutions Inc. (the "Company" or "NXT") will be held as follows:

When:
10:00 am (Calgary time) on Tuesday, August 25, 2020

Where:
Virtual-only meeting, via live audio webcast at: https://web.lumiagm.com/204262838

The purpose of the Meeting will be to consider the following items of business:

1.
to receive and consider the audited financial statements of the Company for the year ended December 31, 2019, the accompanying notes thereto, and the auditor's report in respect thereof;

2.
to elect six directors of the Company;

3.
to appoint KPMG LLP, Chartered Professional Accountants, as the auditors of the Company for the ensuing year at a remuneration to be determined by the Board of Directors of the Company (the "Board");

4.
to consider and approve the Employee Share Purchase Plan Resolution, the full text of which is reproduced as Schedule "A" to the accompanying management information circular;

5.
to consider and approve the Unallocated Entitlements Resolution, the full text of which is reproduced as Schedule "B" to the accompanying management information circular;

6.
to transact such other business as may be properly brought before the Meeting.

The specific details of the matters to be brought before the Meeting are set forth in the accompanying management information circular which forms part of this Notice.

The Board has fixed July 13, 2020 as the record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting and at any postponement or adjournment thereof.

DATED at Calgary, Alberta, this 17th day of July, 2020.

BY ORDER OF THE BOARD OF DIRECTORS
"George Liszicasz" President & Chief Executive Officer, Chairman of the Board of Directors

Important

As this is a virtual only Meeting, Shareholders are encouraged to complete, date and sign the enclosed instrument of proxy and return it to Computershare Trust Company at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, (facsimile: 1-866-249-7775) at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any postponement or adjournment thereof.

Shareholders are cautioned that the use of mail to transmit proxies is at each Shareholder's risk.